Filed by City National Corporation

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Civic BanCorp
Commission File No. 000-13287

Date: January 11, 2002

Except for historical information, all other information in this filing consists of forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements include, but are not limited to, (i) statements about the benefits of the merger between City National and Civic, including future financial and operating results, cost savings, enhancements to revenue and accretion to reported earnings that may be realized from the merger; (ii) statements about City National's and Civic's plans, objectives, expectations and intentions and other statements that are not historical facts; and (iii) other statements identified by words such as "expects," "anticipates," "intends," "plans," "believes," "seeks," "estimates" or words of similar meaning. These forward-looking statements are based upon the current beliefs and expectations of City National's and Civic's management and are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which are beyond our control. In addition, these forward-looking statements are subject to assumptions with respect to future business strategies and decisions that are subject to change.

The following factors, among others, could cause actual results to differ materially from the anticipated results or other expectations expressed in the forward-looking statements: (1) the businesses of City National and Civic may not be combined successfully, or such combination may take longer, be more difficult, time-consuming or costly to accomplish than expected; (2) the expected growth opportunities and cost savings from the merger may not be fully realized or may take longer to realize than expected; (3) operating costs, customer losses and business disruption following the merger, including adverse effects on relationships with employees, may be greater than expected; (4) governmental approvals of the merger may not be obtained, or adverse regulatory conditions may be imposed in connection with governmental approvals of the merger; (5) the stockholders of Civic may fail to approve the merger; (6) adverse governmental or regulatory policies may be enacted; (7) the interest rate environment may further compress margins and adversely affect net interest income; (8) the risk of continued diversification of assets and adverse changes to credit quality; (9) competition from other financial services companies in City National's and Civic's markets; (10) the concentration of City National's and Civic's operations in California may adversely affect results if the California economy or real estate market declines; and (11) the risk of an economic slowdown that would adversely affect credit quality and loan originations.

Additional factors that could cause actual results to differ materially from those expressed in the forward-looking statements are discussed in City National's and Civic's reports (such as Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K) filed with the Securities and Exchange Commission and available at the SEC's Internet site (http://www.sec.gov).

All written and oral forward-looking statements contained in this filing concerning the proposed transaction or other matters attributable to City National or any person acting on its behalf are expressly qualified in their entirety by the cautionary statements above. City National and Civic do not undertake any obligation to update any forward-looking statement to reflect circumstances or events that occur after the date the forward-looking statements are made.

The proposed transaction will be submitted to Civic's stockholders for their consideration. City National and Civic have filed a registration statement, a preliminary proxy statement/prospectus and other relevant documents concerning the proposed transaction with the SEC. Stockholders are urged to read these documents and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they contain important information. You may obtain a free copy of these documents, as well as other filings containing information about City

National and Civic, at the SEC's Internet site (http://www.sec.gov). Copies of the definitive proxy statement/prospectus and the SEC filings that will be incorporated by reference in the definitive proxy statement/prospectus can be obtained, without charge, from and after the date the definitive proxy statement/prospectus has been mailed to Civic shareholders by directing a request to Mr. Heng W. Chen, City National Corporation, 400 Roxbury Drive, Beverly Hills, California 90210 (213-347-2646) or to Mr. Gerald J. Brown, Civic BanCorp, 2101 Webster Street, 14th Floor, Oakland, California 94612 (510-836-6500).

Civic and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Civic in connection with the merger. Information about the directors and executive officers of Civic and their ownership of Civic common stock is set forth in the proxy statement, dated April 3, 2001, for Civic's 2001 annual meeting of stockholders, as previously filed with the SEC on a Schedule 14A. Additional information regarding the interests of these participants may be obtained by reading the documents filed with the SEC by City national and Civic referred to in the preceding paragraph.

The following is included in this filing:

    Transitionews Issue No. 2 dated January 11, 2002.

Business Banking Products and Services

When the merger of City National Bank (CNB) and CivicBank is completed this spring, clients of both institutions will enjoy the benefits of our expanded banking franchise throughout California. CivicBank customers also will have access to a significantly broader product array, creating opportunities for us to grow relationships in established markets as well as expand into new regions.

CNB's Business Banking products are an important key to future growth. We offer a complete lineup designed to meet the needs of small- and mid-sized companies. This includes comprehensive Cash Management, Business Deposits, International, Investments and Trust, Business Lending and Government Lending products.

Cash Management Offerings

City National's Cash Management services are categorized into four different areas: Collection, Disbursement, Electronic Funds Transfer and Information Reporting.

1. Collection: Products include Cash Vault, Deposit Courier, lockbox services, electronic cash concentration from multiple accounts, Automated Clearing House (electronic payment and disbursement), and Merchant Bankcard, which enables merchants to accept credit and ATM cards.

2. Disbursement: These products include payroll services, account reconcilement processing, Controlled Disbursement (check notification that will post to a client's account each night), Positive Pay (a check fraud detection system) and account transfers between parent and subsidiary accounts.

3. Electronic Funds Transfer: Services include wire transfer and Electronic Data Interchange (which replaces conventional paper documents) and Automated Clearing House (ACH).

4. Information Reporting: These include Online Cash Management, which allows clients to access their account information and create transactions through the Internet. Current services also include balance reporting, detail transaction reporting, balance alerts, on-screen check imaging, account-to-account transfers, stop payments and ACH origination. PC Cash Management allows clients to perform the same transactions listed above, but through their personal computers. Fax Reporting, which allows clients to receive previous day balances and account activity via fax, also is offered.

Business Deposit Services

Designed for smaller businesses, Business Checking and Business Saving products offer waived monthly fees when minimum balance requirements are met, cost determinations based on account use and secure accounts to store readily available cash.

Business Lending Services

Business clients have access to a wide variety of lending services. These programs include asset-based lending, equipment financing and leasing, term lending, small business lending and business credit cards. Clients taking advantage of CNB's business lending products work with relationship managers and other experienced professionals to develop financing plans that meet their companies' needs. And, access to senior management is always just a phone  call away.

Additionally, CNB has a Government Lending Department that offers clients personalized service and professional guidance in selecting a variety of government-assisted loans. As a preferred lender, CNB can help clients arrange 504 loans for industrial and commercial construction, and 7(a) loans for additional capital. CNB also has experts in California's State Guaranty Loan Program, the EximBank Guarantee Program and the USDA Business & Industry Program.

International Services

CNB's highly qualified international trade professionals serve clients in a wide range of foreign exchange, trade financing and currency management services. International products include Foreign Exchange, with spot currency quotes, forward outright and window option transactions, currency order-taking capabilities as well as 24-hour customer currency position monitoring. With Trade Financing products, clients can arrange for applications and amendments to import and standby Letters of Credit, as well as arrange copies of Export Letters of Credit Advices. CNB also has delegated lending authority under the EximBank's Working Capital Guarantee Program. Currency Management features include Forward Swap and Foreign Option contracts, International payment collections, foreign banknote exchange services and Foreign Wire Transfers and drafts. Collectively, International can offer clients delivery of Foreign Exchange and Trade Finance through a Web-based online service for the asking, using state-of-the-art password encryption technology.

Investment and Trust Services

City National Investments, CNB's trust and investment division, offers a diverse line of programs serving businesses. Experienced trust and investment advisors find the best way to help businesses achieve their goals through disciplined trust administration and investment methodology. Services offered include the administration of 401(k) plans, employee stock ownership plans (ESOP), professional portfolio management, the strategic deployment of capital through asset allocation, liquidity management, fixed income management and many other programs designed for small- and mid-sized businesses.

The information presented above may contain forward-looking statements. Factors that could cause actual results to differ materially from those described in the forward-looking statements can be found in public reports filed by City National Corporation and Civic BanCorp with the Securities and Exchange Commission and available at the SEC's Internet site (http://www.sec.gov).

The proposed transaction will be submitted to Civic's stockholders for their consideration. City National and Civic have filed a registration statement, a preliminary proxy statement/prospectus and other relevant documents concerning the proposed transaction with the SEC. Stockholders are urged to read these documents and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they contain important information. You may obtain a free copy of these documents, as well as other filings containing information about City National and Civic, at the SEC's Internet site (http://www.sec.gov). Copies of the definitive proxy statement/prospectus and the SEC filings that will be incorporated by reference in the definitive proxy statement/prospectus can be obtained, without charge, from and after the date the definitive proxy statement/prospectus has been mailed to Civic shareholders by directing a request to Mr. Heng W. Chen, City National Corporation, 400 North Roxbury Drive, Beverly Hills, California 90210 (213-347-2646) or to Mr. Gerald J. Brown, Civic BanCorp, 2101 Webster Street, 14th Floor, Oakland, California 94612 (510-836-6500).

Civic and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Civic in connection with the merger. Information about the directors and executive officers of Civic and their ownership of Civic common stock is set forth in the proxy statement, dated April 3, 2001, for Civic's 2001 annual meeting of stockholders, as previously filed with the SEC on a Schedule 14A. Additional information regarding the interests of these participants may be obtained by reading the documents filed with the SEC by City National and Civic referred to in the preceding paragraph.